UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 44

to

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

PEOPLESOFT, INC.

(Name of Subject Company)

PEPPER ACQUISITION CORP.

ORACLE CORPORATION

(Names of Filing Persons—Offeror)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

712713106

(Cusip Number of Class of Securities)

Daniel Cooperman

Senior Vice President, General Counsel and Secretary

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Telephone: (650) 506-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of Filing Persons)

Copies to:

William M. Kelly

Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

Telephone: (650) 752-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$9,389,285,698	$857,534

*	Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 361,126,373 (the sum of the number of shares of common stock of the subject company outstanding as of January 16, 2004 (according to the Preliminary Proxy Statement filed with the Securities and Exchange Commission by the subject company on January 30, 2004) by $26.00 (the purchase price per share offered by Offeror).
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities and Exchange Act of 1934, as amended, and (i) with respect to the fee paid on the date of this amendment, equals 0.00012670% of the transaction valuation based on Fee Rate Advisory #7 for Fiscal Year 2004 issued by the Securities and Exchange Commission on January 28, 2004, and (ii) with respect to fees paid prior to the date of this amendment, equals 0.00008090% of the transaction valuation based on Fee Rate Advisory #11 for Fiscal Year 2003 issued by the Securities and Exchange Commission on February 21, 2001.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$87,131	Filing Party:	Oracle Corporation
Form or Registration No.:	SC TO-T/A	Date Filed:	July 24, 2003

Amount Previously Paid:	$89,647	Filing Party:	Oracle Corporation
Form or Registration No.:	SC TO-T/A	Date Filed:	June 18, 2003

Amount Previously Paid:	$409,815	Filing Party:	Oracle Corporation
Form or Registration No.:	SC TO-T	Date Filed:	June 9, 2003
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

Items 1 through 9, and Item 11.

This Amendment No. 44 to Tender Offer Statement on Schedule TO amends and supplements the statement originally filed on June 9, 2003, as amended, by Oracle Corporation, a Delaware corporation (“Parent”), and Pepper Acquisition Corp. (the “Purchaser”), a Delaware corporation and a wholly owned subsidiary of Parent. This Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of PeopleSoft, Inc., a Delaware corporation (the “Company”), at $19.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 24, 2003, as amended (the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The information set forth in the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO.

The price per Share to be paid pursuant to the Offer has been increased from $19.50 per Share to $26.00 per Share, net to the seller in cash, without interest. The full text of the press release issued by Parent on February 4, 2004, announcing the increase in the offer price is filed herewith as Exhibit (a)(5)(lxxxxv). All references in the Offer to Purchase, the Letter of Transmittal, the Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, and the Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, to the offer price of $19.50 per Share are hereby amended and restated to refer to $26.00 per Share.

The Offer to Purchase is further amended as follows:

The response to the question “Do you have the financial resources to pay for the shares?” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“Do you have the financial resources to pay for the shares?

We will pay $26.00 per Share, net to seller in cash, without interest, or $9.4 billion based on the outstanding shares of PeopleSoft, Inc. as of January 16, 2004. We will need up to approximately $9.8 billion to purchase all shares we estimate will be outstanding prior to the Expiration Date of the Offer and to pay estimated fees and expenses related to the Offer. As of November 30, 2003, Oracle Corporation had cash and cash equivalents and short-term investments in the amount of $8.1 billion. In addition, Oracle Corporation has entered into a credit agreement with ABN Amro Bank N.V., Credit Suisse First Boston and certain other syndicated lenders which provides a senior revolving credit facility to Oracle Corporation in the aggregate amount of $1.5 billion. Oracle Corporation could also raise funds through borrowings from other lenders or the issuance of securities. Oracle Corporation expects to contribute or otherwise advance funds to enable us to consummate the offer. Oracle Corporation expects, based upon the combination of internally available cash as of November 30, 2003, cash generated since that date, borrowings under the senior revolving credit facility or any other credit facility, or the issuance of securities, to have sufficient cash on hand at the expiration of the offer to pay the offer price for all shares in the offer. The offer is not conditioned upon any financing arrangements. See “The Offer—Section 10”.”

The response to the question “What does the Board of Directors of PeopleSoft, Inc. think of the offer” in the Summary Term Sheet is hereby deleted in its entirety and replaced with the following:

“On June 12, 2003, PeopleSoft, Inc. issued a press release, and filed a solicitation/recommendation statement with the Securities and Exchange Commission on Schedule 14D-9, announcing that its Board of Directors had voted to recommend that PeopleSoft, Inc.’s stockholders reject the offer at the original offer price of $16.00. On June 20, 2003, PeopleSoft, Inc. issued a press release, and filed an amendment with the SEC to its Schedule 14D-9, announcing that its Board of Directors had voted to recommend that PeopleSoft, Inc.’s stockholders reject the offer at the increased $19.50 per Share offer price. On February 4, 2004, PeopleSoft, Inc. issued a press release announcing that its Board of Directors would meet to review and discuss the increased $26.00 per Share offer price and advising its stockholders to take no action at that time. Oracle Corporation has indicated in public statements and in communications to the Board of Directors of PeopleSoft, Inc. that Oracle Corporation continues to desire to meet with the Board of Directors of PeopleSoft, Inc. to discuss the offer. Other than the public statements of PeopleSoft, Inc. and communications incident to the actions described below under “The Offer—Section 15—Legal Proceedings”, Oracle Corporation has received no response to these communications. See “The Offer—Section 11”.”

Section 10 (“Source and Amount of Funds”) of the Amended and Restated Offer to Purchase is hereby deleted in its entirety and replaced with the following:

“10.     Source and Amount of Funds.    We will pay $26.00 per share, net to seller in cash, without interest, or $9.4 billion based on the outstanding shares of PeopleSoft, Inc. as of January 16, 2004. We will need up to approximately $9.8 billion to purchase all shares we estimate will be outstanding prior to the Expiration Date of the Offer and to pay estimated fees and expenses related to the Offer. As of November 30, 2003, Parent had cash and cash equivalents and short-term investments in the amount of $8.1 billion. In addition, Parent has entered into a 364-Day Revolving Credit Agreement (the “Credit Agreement”) with ABN Amro Bank, N.V. as Syndication Agent and a Lender, Credit Suisse First Boston (an affiliate of Credit Suisse First Boston LLC) as Sole Lead Arranger, Sole Bookrunner, Administrative Agent and a Lender and certain other syndicated lenders named in the Credit Agreement. The Credit Agreement provides a 364-day senior revolving credit facility (the “Acquisition Facility”) to Parent (or to the Purchaser, and guaranteed by Parent) in the aggregate amount of up to $1.5 billion. Parent could also raise funds through borrowings from other lenders or the issuance of securities. Parent expects to contribute or otherwise advance funds to enable the Purchaser to consummate the Offer. Parent expects, based upon the combination of internally available cash as of November 30, 2003, cash generated since that date, borrowings under the Acquisition Facility or any other credit facility, or the issuance of securities, to have sufficient cash on hand at the expiration of the Offer to pay the offer price for all Shares in the Offer.

Borrowings under the Acquisition Facility will be unsecured, will mature on the date that is 364 days from the initial closing date of the Acquisition Facility and will bear interest at a rate per annum equal to, at the option of Parent, (i) the higher of Credit Suisse First Boston’s prime rate and the rate equal to the federal funds effective rate plus 1% or (ii) a rate based on certain rates offered for U.S. dollar deposits in the Eurodollar interbank market plus a margin which fluctuates based upon the relevant public debt credit ratings assigned by Moody’s and S&P from time to time (the “Ratings Grid”). Each syndicated lender is entitled to (i) a commitment fee on the unused portion of its commitment under the Acquisition Facility, payable quarterly and fluctuating based upon the Ratings Grid; and (ii) a utilization fee in respect of its total drawn commitment under the Acquisition Facility, payable quarterly, at such times (but only at such times) as more than 50% of the aggregate commitments in respect of the Acquisition Facility have been drawn and fluctuating based upon the Ratings Grid.

The Acquisition Facility contains representations and warranties customary for credit facilities of this nature, including no default or event of default; accuracy of financial statements; enforceability of the Acquisition Facility documentation; no material adverse change since the date of the last financial statements for the Parent and its subsidiaries made publicly available prior to the execution of the commitment letter; absence of material litigation; absence of undisclosed material liabilities or material contingent liabilities; no violation of material agreements or instruments; material compliance with laws; effectiveness of required regulatory approvals; use of proceeds; and material accuracy of information.

The Acquisition Facility also contains certain covenants, including use of proceeds; limitations on liens (with exclusions to the extent necessary to comply with margin lending regulations and certain other exceptions); mergers, consolidations, sales of all or substantially all assets; and limitation on transactions with related parties. In addition, the Acquisition Facility contains a total debt to total capitalization ratio limit of 40%.

It is anticipated that the borrowings described above will be refinanced or repaid from funds generated internally by Parent (including, after consummation of any merger or other business combination that may be proposed with respect to the Company, existing cash balances of and funds generated by the Company) or other sources, which may include the proceeds of the sale of securities. No decision has been made concerning this matter, and decisions will be made based on Parent’s review from time to time of the advisability of selling particular securities as well as on interest rates and other economic conditions.

A copy of the Credit Agreement is filed as Exhibit (b)(3) to our tender offer statement on Schedule TO filed by Parent and us pursuant to Rule 14d-3 under the Exchange Act with the SEC in connection with the Offer. Reference is made to such exhibit for a more complete description of the terms and conditions of the Acquisition Facility.

The Offer is not conditioned upon any financing arrangements.”

Item 10.    Financial Statements.

Not applicable.

Item 11.    Additional Information.

On February 4, 2004, Parent and Purchaser announced that they have extended the Expiration Date of the Offer, as those terms are defined in the Offer to Purchase, to 12:00 Midnight, New York City time, Friday, March 12, 2004. As of the close of business on February 3, 2004, 10,632,087 shares of PeopleSoft common stock have been tendered in and not withdrawn from the offer. The press release issued by Parent announcing the extension of the offer is attached hereto as Exhibit (a)(5)(lxxxxv).

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated June 9, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated June 9, 2003.*

(a)(1)(viii)	Amended and Restated Offer to Purchase dated July 24, 2003.*

(a)(1)(ix)	Form of Amended and Restated Letter of Transmittal.*

(a)(1)(x)	Form of Amended and Restated Notice of Guaranteed Delivery.*

(a)(5)(i)	Text of press release issued by Parent, dated June 6, 2003.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 9, 2003.*

(a)(5)(iii)	Text of information on Parent’s website, posted June 10, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated June 10, 2003.*

(a)(5)(v)	Slide presentation by Parent, dated June 13, 2003.*

(a)(5)(vi)	Text of press release issued by Parent, dated June 13, 2003.*

(a)(5)(vii)	Complaint and Jury Demand filed in the District Court for the City and County of Denver, Colorado on June 12, 2003.*

(a)(5)(viii)	Complaint filed in the Superior Court of the State of California, County of San Mateo on June 12, 2003.*

(a)(5)(ix)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(x)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xi)	Complaint filed in the Superior Court of the State of California, County of Alameda on June 13, 2003.*

(a)(5)(xii)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(xiii)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xiv)	Text of information on Parent’s website, posted June 16, 2003.*

(a)(5)(xv)	Text of press release issued by Parent, dated June 18, 2003.*

(a)(5)(xvi)	Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on June 18, 2003.*

(a)(5)(xvii)	Transcript of Conference Call held by Parent on June 18, 2003.*

(a)(5)(xviii)	Investor presentation by Parent, dated June 18, 2003.*

(a)(5)(xix)	Complaint filed in the United States District Court for the District of Connecticut on June 18, 2003.*

(a)(5)(xx)	Advertisement placed by Parent on June 19, 2003.*

(a)(5)(xxi)	Email statement to press issued by Parent, dated June 18, 2003.*

(a)(5)(xxii)	Text of press release issued by Parent, dated June 20, 2003.*

(a)(5)(xxiii)	Advertisement placed by Parent on June 23, 2003.*

(a)(5)(xxiv)	Text of press release issued by Parent, dated June 24, 2003.*

(a)(5)(xxv)	Advertisement placed by Parent on June 27, 2003.*

(a)(5)(xxvi)	Text of email message to Parent employees dated June 26, 2003.*

(a)(5)(xxvii)	Email statement to press issued by Parent, dated June 29, 2003.*

(a)(5)(xxviii)	Text of press release issued by Parent, dated June 30, 2003.*

(a)(5)(xxix)	Text of information on Parent’s website, posted June 30, 2003.*

(a)(5)(xxx)	Letter to PeopleSoft customers, dated June 30, 2003.*

(a)(5)(xxxi)	Case study dated June 30, 2003.*

(a)(5)(xxxii)	Information regarding Parent customer support dated June 30, 2003.*

(a)(5)(xxxiii)	Text of press release issued by Parent, dated June 30, 2003.*

(a)(5)(xxxiv)	Text of press release issued by Parent, dated July 1, 2003.*

(a)(5)(xxxv)	Text of press release issued by Parent, dated July 2, 2003.*

(a)(5)(xxxvi)	Text of press release issued by Parent, dated July 3, 2003.*

(a)(5)(xxxvii)	Amended text of information on Parent’s internal website, posted July 9, 2003.*

(a)(5)(xxxviii)	Text of material prepared for presentation to analysts, dated July 9, 2003.*

(a)(5)(xxxix)	Transcript of portion of webcast presentation to analysts pertaining to the tender offer, dated July 9, 2003.*

(a)(5)(xxxx)	Text of e-mail message to PeopleSoft User Group, dated July 10, 2003.*

(a)(5)(xxxxi)	Advertisement placed by Parent on July 11, 2003.*

(a)(5)(xxxxii)	Text of press release issued by Parent, dated July 14, 2003.*

(a)(5)(xxxxiii)	Text of letter to partners, sent July 14, 2003.*

(a)(5)(xxxxiv)	Questions and answers for PeopleSoft customers, dated July 14, 2003.*

(a)(5)(xxxxv)	Text of press release issued by Parent, dated July 15, 2003.*

(a)(5)(xxxxvi)	Advertisement placed by Parent on July 15, 2003.*

(a)(5)(xxxxvii)	Transcript of “town hall” presentation to PeopleSoft customers, dated July 17, 2003.*

(a)(5)(xxxxviii)	Advertisement placed by Parent on July 2, 2003.*

(a)(5)(il)	Advertisement placed by Parent on June 30, 2003.*

(a)(5)(l)	Text of press release issued by Parent, dated July 17, 2003.*

(a)(5)(li)	Transcript of “Oracle Beat” presentation to Parent employees, dated July 17, 2003.*

(a)(5)(lii)	Text of press release issued by Parent, dated July 24, 2003.*

(a)(5)(liii)	Text of press release issued by Parent, dated August 8, 2003.*

(a)(5)(liv)	Transcript of portion of webcast comments pertaining to the tender offer, from CIBC World Markets Enterprise Software Conference on August 6, 2003.*

(a)(5)(lv)	Transcript of portion of webcast Q&A session pertaining to the tender offer, from CIBC World Markets Enterprise Software Conference on August 6, 2003.*

(a)(5)(lvi)	Text of portion of slide presentation pertaining to the tender offer, prepared for CIBC World Markets Enterprise Software Conference on August 6, 2003.*

(a)(5)(lvii)	Text of press release issued by Parent on August 12, 2003.*

(a)(5)(lviii)	Text of information on Parent’s website, posted August 15, 2003.*

(a)(5)(lix)	Text of letter to customers, sent August 22, 2003.*

(a)(5)(lx)	Notice of “town hall” meeting, sent August 22, 2003.*

(a)(5)(lxi)	Comments by Parent spokesman, provided August 26, 2003.*

(a)(5)(lxii)	Text of press release issued by Parent, dated August 27, 2003.*

(a)(5)(lxiii)	Transcript of “town hall” presentation to PeopleSoft customers, dated September 3, 2003.*

(a)(5)(lxiv)	Text of press release issued by Parent, dated September 4, 2003.*

(a)(5)(lxv)	Text of employee announcement on Parent’s internal website, dated September 10, 2003.*

(a)(5)(lxvi)	Stipulation and Order Dismissing Case Without Prejudice filed in the Superior Court of the State of California, County of San Mateo on August 15, 2003.*

(a)(5)(lxvii)	Order Granting Stipulation Dismissing Case Without Prejudice, issued by the District Court for the City and County of Denver, Colorado on August 18, 2003.*

(a)(5)(lxviii)	First Amended Complaint filed in the Superior Court of the State of California, County of Alameda on August 12, 2003.*

(a)(5)(lxix)	Demurrer filed in the Superior Court of the State of California, County of Alameda on September 11, 2003.*

(a)(5)(lxx)	Amended Complaint filed in the United States District Court for the District of Connecticut on August 4, 2003.*

(a)(5)(lxxi)	Defendant’s Motion to Dismiss and related documents filed in the United States District Court for the District of Connecticut on August 18, 2003.*

(a)(5)(lxxii)	Transcript of portion of earnings conference call pertaining to tender offer, held September 12, 2003.*

(a)(5)(lxxiii)	Text of press release issued by Parent on October 10, 2003.*

(a)(5)(lxxiv)	Transcript of portion of annual meeting pertaining to tender offer, held October 13, 2003.*

(a)(5)(lxxv)	Redacted slide presentation from annual meeting held October 13, 2003.*

(a)(5)(lxxvi)	Amended text of information on Parent’s internal website dated September 4, 2003.*

(a)(5)(lxxvii)	Order entered by the Superior Court of the State of California, County of Alameda on November 5, 2003.*

(a)(5)(lxxviii)	Text of email message to analysts, dated October 27, 2003.*

(a)(5)(lxxix)	Text of press release issued by Parent on November 7, 2003.*

(a)(5)(lxxx)	Motion to Expedite Proceedings (redacted) filed in the Court of Chancery of the State of Delaware, New Castle County on November 10, 2003.*

(a)(5)(lxxxi)	Notice of Motion, Motion for Preliminary Injunction and Proposed Order filed in the Court of Chancery of the State of Delaware, New Castle County on November 10, 2003.*

(a)(5)(lxxxii)	Notice of Motion, Motion for Leave to File Amended Complaint and Proposed Order filed in the Court of Chancery of the State of Delaware, New Castle County on November 10, 2003.*

(a)(5)(lxxxiii)	Amended Complaint for Declaratory and Injunctive Relief conditionally filed in the Court of Chancery of the State of Delaware, New Castle County on November 10, 2003.*

(a)(5)(lxxxiv)	Transcript of portion of presentation to Goldman Sachs Software Retreat pertaining to tender offer, held November 13, 2003.*

(a)(5)(lxxxv)	Text of email message to Parent employees dated November 17, 2003.*

(a)(5)(lxxxvi)	Text of press release issued by Parent on November 24, 2003.*

(a)(5)(lxxxvii)	Transcript of conference call held by Parent on November 24, 2003.*

(a)(5)(lxxxviii)	Text of information on Parent’s website, posted November 25, 2003.*

(a)(5)(1xxxix)	Notice of Motion, Revised Motion for Leave to File Amended Complaint and Proposed Order filed in the Court of Chancery of the State of Delaware, New Castle County on December 8, 2003.*

(a)(5)(1xxxx)	Amended Complaint for Declaratory and Injunctive Relief conditionally filed in the Court of Chancery of the State of Delaware, New Castle County on December 8, 2003.*

(a)(5)(lxxxxi)	Second Amended Complaint (Redacted) filed in the Superior Court of the State of California, County of Alameda on December 12, 2003.*

(a)(5)(lxxxxii)	Text of press release issued by Parent on December 19, 2003.*

(a)(5)(lxxxxiii)	Transcript of portion of presentation to Soundview Investor Bus Tour pertaining to tender offer, held January 7, 2004.*

(a)(5)(lxxxxiv)	Text of press release issued by Parent on January 23, 2004.*

(a)(5)(lxxxxv)	Text of press release issued by Parent on February 4, 2004.

(a)(5)(lxxxxvi)	Text of communication to customers dated February 4, 2004.

(a)(5)(lxxxxvii)	Text of information on Parent’s website, posted February 4, 2004.

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase (the “Commitment Letter”).*

(b)(2)	Side Letter to the Commitment Letter.*

(b)(3)	364-Day Revolving Credit Agreement described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*

(b)(4)	Corrected Schedule 2 to 364-Day Revolving Credit Agreement.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 4, 2004

ORACLE CORPORATION
By:	/s/ SAFRA CATZ
	Name:	Safra Catz
	Title:	President

PEPPER ACQUISITION CORP.

By:	/s/ SAFRA CATZ
	Name:	Safra Catz
	Title:	President

EXHIBIT INDEX

Index No.
(a)(1)(i)	Offer to Purchase dated June 9, 2003.*

(a)(1)(ii)	Form of Letter of Transmittal.*

(a)(1)(iii)	Form of Notice of Guaranteed Delivery.*

(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Form of summary advertisement dated June 9, 2003.*

(a)(1)(viii)	Amended and Restated Offer to Purchase dated July 24, 2003.*

(a)(1)(ix)	Form of Amended and Restated Letter of Transmittal.*

(a)(1)(x)	Form of Amended and Restated Notice of Guaranteed Delivery.*

(a)(5)(i)	Text of press release issued by Parent, dated June 6, 2003.*

(a)(5)(ii)	Text of press release issued by Parent, dated June 9, 2003.*

(a)(5)(iii)	Text of information on Parent’s website, posted June 10, 2003.*

(a)(5)(iv)	Text of press release issued by Parent, dated June 10, 2003.*

(a)(5)(v)	Slide presentation by Parent, dated June 13, 2003.*

(a)(5)(vi)	Text of press release issued by Parent, dated June 13, 2003.*

(a)(5)(vii)	Complaint and Jury Demand filed in the District Court for the City and County of Denver, Colorado on June 12, 2003.*

(a)(5)(viii)	Complaint filed in the Superior Court of the State of California, County of San Mateo on June 12, 2003.*

(a)(5)(ix)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(x)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xi)	Complaint filed in the Superior Court of the State of California, County of Alameda on June 13, 2003.*

(a)(5)(xii)	Advertisement placed by Parent on June 16, 2003.*

(a)(5)(xiii)	Text of press release issued by Parent, dated June 16, 2003.*

(a)(5)(xiv)	Text of information on Parent’s website, posted June 16, 2003.*

(a)(5)(xv)	Text of press release issued by Parent, dated June 18, 2003.*

(a)(5)(xvi)	Complaint filed in the Court of Chancery of the State of Delaware, New Castle County, on June 18, 2003.*

(a)(5)(xvii)	Transcript of Conference Call held by Parent on June 18, 2003.*

(a)(5)(xviii)	Investor presentation by Parent, dated June 18, 2003.*

(a)(5)(xix)	Complaint filed in the United States District Court for the District of Connecticut on June 18, 2003.*

(a)(5)(xx)	Advertisement placed by Parent on June 19, 2003.*

(a)(5)(xxi)	Email statement to press issued by Parent, dated June 18, 2003.*

(a)(5)(xxii)	Text of press release issued by Parent, dated June 20, 2003.*

(a)(5)(xxiii)	Advertisement placed by Parent on June 23, 2003.*

(a)(5)(xxiv)	Text of press release issued by Parent, dated June 24, 2003.*

Index No.
(a)(5)(xxv)	Advertisement placed by Parent on June 27, 2003.*

(a)(5)(xxvi)	Text of email message to Parent employees dated June 26, 2003.*

(a)(5)(xxvii)	Email statement to press issued by Parent, dated June 29, 2003.*

(a)(5)(xxviii)	Text of press release issued by Parent, dated June 30, 2003.*

(a)(5)(xxix)	Text of information on Parent’s website, posted June 30, 2003.*

(a)(5)(xxx)	Letter to PeopleSoft customers, dated June 30, 2003.*

(a)(5)(xxxi)	Case study dated June 30, 2003.*

(a)(5)(xxxii)	Information regarding Parent customer support dated June 30, 2003.*

(a)(5)(xxxiii)	Text of press release issued by Parent, dated June 30, 2003.*

(a)(5)(xxxiv)	Text of press release issued by Parent, dated July 1, 2003.*

(a)(5)(xxxv)	Text of press release issued by Parent, dated July 2, 2003.*

(a)(5)(xxxvi)	Text of press release issued by Parent, dated July 3, 2003.*

(a)(5)(xxxvii)	Amended text of information on Parent’s internal website, posted July 9, 2003.*

(a)(5)(xxxviii)	Text of material prepared for presentation to analysts, dated July 9, 2003.*

(a)(5)(xxxix)	Transcript of portion of webcast presentation to analysts pertaining to the tender offer, dated July 9, 2003.*

(a)(5)(xxxx)	Text of e-mail message to PeopleSoft User Group, dated July 10, 2003.*

(a)(5)(xxxxi)	Advertisement placed by Parent on July 11, 2003.*

(a)(5)(xxxxii)	Text of press release issued by Parent, dated July 14, 2003.*

(a)(5)(xxxxiii)	Text of letter to partners, sent July 14, 2003.*

(a)(5)(xxxxiv)	Questions and answers for PeopleSoft customers, dated July 14, 2003.*

(a)(5)(xxxxv)	Text of press release issued by Parent, dated July 15, 2003.*

(a)(5)(xxxxvi)	Advertisement placed by Parent on July 15, 2003.*

(a)(5)(xxxxvii)	Transcript of “town hall” presentation to PeopleSoft customers, dated July 17, 2003.*

(a)(5)(xxxxviii)	Advertisement placed by Parent on July 2, 2003.*

(a)(5)(il)	Advertisement placed by Parent on June 30, 2003.*

(a)(5)(l)	Text of press release issued by Parent, dated July 17, 2003.*

(a)(5)(li)	Transcript of “Oracle Beat” presentation to Parent employees, dated July 17, 2003.*

(a)(5)(lii)	Text of press release issued by Parent, dated July 24, 2003.*

(a)(5)(liii)	Text of press release issued by Parent, dated August 8, 2003.*

(a)(5)(liv)	Transcript of portion of webcast comments pertaining to the tender offer, from CIBC World Markets Enterprise Software Conference on August 6, 2003.*

(a)(5)(lv)	Transcript of portion of webcast Q&A session pertaining to the tender offer, from CIBC World Markets Enterprise Software Conference on August 6, 2003.*

(a)(5)(lvi)	Text of portion of slide presentation pertaining to the tender offer, prepared for CIBC World Markets Enterprise Software Conference on August 6, 2003.*

(a)(5)(lvii)	Text of press release issued by Parent on August 12, 2003.*

(a)(5)(lviii)	Text of information on Parent’s website, posted August 15, 2003.*

(a)(5)(lix)	Text of letter to customers, sent August 22, 2003.*

(a)(5)(lx)	Notice of “town hall” meeting, sent August 22, 2003.*

(a)(5)(lxi)	Comments by Parent spokesman, provided August 26, 2003.*

Index No.
(a)(5)(lxii)	Text of press release issued by Parent, dated August 27, 2003.*

(a)(5)(lxiii)	Transcript of “town hall” presentation to PeopleSoft customers, dated September 3, 2003.*

(a)(5)(lxiv)	Text of press release issued by Parent, dated September 4, 2003.*

(a)(5)(lxv)	Text of employee announcement on Parent’s internal website, dated September 10, 2003.*

(a)(5)(lxvi)	Stipulation and Order Dismissing Case Without Prejudice filed in the Superior Court of the State of California, County of San Mateo on August 15, 2003.*

(a)(5)(lxvii)	Order Granting Stipulation Dismissing Case Without Prejudice, issued by the District Court for the City and County of Denver, Colorado on August 18, 2003.*

(a)(5)(lxviii)	First Amended Complaint filed in the Superior Court of the State of California, County of Alameda on August 12, 2003.*

(a)(5)(lxix)	Demurrer filed in the Superior Court of the State of California, County of Alameda on September 11, 2003.*

(a)(5)(lxx)	Amended Complaint filed in the United States District Court for the District of Connecticut on August 4, 2003.*

(a)(5)(lxxi)	Defendant’s Motion to Dismiss and related documents filed in the United States District Court for the District of Connecticut on August 18, 2003.*

(a)(5)(lxxii)	Transcript of portion of earnings conference call pertaining to tender offer, held September 12, 2003.*

(a)(5)(lxxiii)	Text of press release issued by Parent on October 10, 2003.*

(a)(5)(lxxiv)	Transcript of portion of annual meeting pertaining to tender offer, held October 13, 2003.*

(a)(5)(lxxv)	Redacted slide presentation from annual meeting held October 13, 2003.*

(a)(5)(lxxvi)	Amended text of information on Parent’s internal website dated September 4, 2003.*

(a)(5)(lxxvii)	Order entered by the Superior Court of the State of California, County of Alameda on November 5, 2003.*

(a)(5)(lxxviii)	Text of email message to analysts, dated October 27, 2003.*

(a)(5)(lxxix)	Text of press release issued by Parent on November 7, 2003.*

(a)(5)(lxxx)	Motion to Expedite Proceedings (redacted) filed in the Court of Chancery of the State of Delaware, New Castle County on November 10, 2003.*

(a)(5)(lxxxi)	Notice of Motion, Motion for Preliminary Injunction and Proposed Order filed in the Court of Chancery of the State of Delaware, New Castle County on November 10, 2003.*

(a)(5)(lxxxii)	Notice of Motion, Motion for Leave to File Amended Complaint and Proposed Order filed in the Court of Chancery of the State of Delaware, New Castle County on November 10, 2003.*

(a)(5)(lxxxiii)	Amended Complaint for Declaratory and Injunctive Relief conditionally filed in the Court of Chancery of the State of Delaware, New Castle County on November 10, 2003.*

(a)(5)(lxxxiv)	Transcript of portion of presentation to Goldman Sachs Software Retreat pertaining to tender offer, held November 13, 2003.*

(a)(5)(lxxxv)	Text of email message to present employees, dated November 17, 2003.*

(a)(5)(lxxxvi)	Text of press release issued by Parent on November 24, 2003.*

(a)(5)(lxxxvii)	Transcript of conference call held by Parent on November 24, 2003.*

(a)(5)(lxxxviii)	Text of information on Parent’s website, posted November 25, 2003.*

(a)(5)(1xxxix)	Notice of Motion, Revised Motion for Leave to File Amended Complaint and Proposed Order filed in the Court of Chancery of the State of Delaware, New Castle County on December 8, 2003.*

Index No.
(a)(5)(1xxxx)	Amended Complaint for Declaratory and Injunctive Relief conditionally filed in the Court of Chancery of the State of Delaware, New Castle County on December 8, 2003.*

(a)(5)(lxxxxi)	Second Amended Complaint (Redacted) filed in the Superior Court of the State of California, County of Alameda on December 12, 2003.*

(a)(5)(lxxxxii)	Text of press release issued by Parent on December 19, 2003.*

(a)(5)(lxxxxiii)	Transcript of portion of presentation to Soundview Investor Bus Tour pertaining to tender offer, held January 7, 2004.*

(a)(5)(lxxxxiv)	Text of press release issued by Parent on January 23, 2004.*

(a)(5)(lxxxxv)	Text of press release issued by Parent on February 4, 2004.

(a)(5)(lxxxxvi)	Text of communication to customers dated February 4, 2004

(a)(5)(lxxxxvii)	Text of information on Parent’s website, posted February 4, 2004

(b)(1)	Commitment letter described in Section 10, “Source and Amount of Funds” of the Offer to Purchase (the “Commitment Letter”).*

(b)(2)	Side Letter to the Commitment Letter.*

(b)(3)	364-Day Revolving Credit Agreement described in Section 10, “Source and Amount of Funds” of the Offer to Purchase.*

(b)(4)	Corrected Schedule 2 to 364-Day Revolving Credit Agreement.*

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed